           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 2006

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                          UNDER SECTION 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

               DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
                            (Name of Subject Company)

               DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
                        (Name of Filing Person (Issuer))

                SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    245915103
                      (CUSIP Number of Class of Securities)

                        David F. Connor, Esq., Secretary
               Delaware Investments Dividend and Income Fund, Inc.
                               2005 Market Street
                        Philadelphia, Pennsylvania 19103
                                  215-255-8864
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION $7,428,344 (a) AMOUNT OF FILING FEE: $1,486 (b)

(a) Pursuant to Rule  0-11(b)(1)  under the Securities  Exchange Act of 1934, as amended,  the transaction value was calculated by multiplying  579,434 shares of
Common Stock of Delaware  Investments  Dividend and Income Fund, Inc. by $12.82,
the Net Asset Value per share as of 4:00 p.m. May 26, 2006.

(b)  Calculated as 1/50 of 1% of the Transaction Valuation.

/X/  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $1,486
Form or Registration No.:    Schedule TO
Filing Party:                Delaware Investments Dividend and Income Fund, Inc.
Date Filed:                  June 2, 2006

/_/  Check the box if the filing relates  solely to  preliminary  communications made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate any  transactions  to which the statement relates:

/_/  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/_/  going-private transaction subject to Rule 13e-3.

/_/  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

This  Amendment No. 2 to the Issuer Tender Offer  Statement on Schedule TO filed with  the  Securities  and  Exchange  Commission  on  June 2,  2006 by  Delaware
Investments Dividend and Income Fund, Inc., a Maryland corporation (the "Fund"), relating to an offer to purchase for cash up to 579,434 shares of its issued and outstanding  common stock, par value $0.01 per share,  amends such Issuer Tender
Offer  Statement on Schedule TO to add an additional  exhibit in accordance with
Rule  13e-4(c)(4)  promulgated  under the  Securities  Exchange Act of 1934,  as amended.

ITEM 12. EXHIBITS.

(a)(5)(ii)  Press Release dated July 11, 2006.

SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                      DELAWARE INVESTMENTS DIVIDEND
                                      AND INCOME FUND, INC.

                                      /s/ Jude T. Driscoll
                                      Jude T. Driscoll
                                      Chairman, Director, President and Chief
                                      Executive Officer
                                      July 11, 2006

[DELAWARE INVESTMENTS(R) LOGO]                                2005 Market Street
                                                     Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

Contact:  Ayele Ajavon                 Laurel O'Brien
Corporate Communications               Corporate Communications
Delaware Investments                   Delaware Investments
215-255-1632                           215-255-1520
aajavon@delinvest.com                  lobrien@delinvest.com

               DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
                     ANNOUNCES FINAL RESULTS OF TENDER OFFER

Philadelphia,  July 11, 2006 - Delaware  Investments  Dividend  and Income Fund,
Inc. (NYSE: DDF) (the "Fund"), a closed-end management investment company, today announced the final results of its tender offer for up to 579,434  shares of its common stock  representing up to 5 percent of its issued and outstanding  shares of common stock. The offer expired at 11:59 p.m., New York City time, on Friday,
June 30, 2006.

Based on a count by Mellon Investor Services, LLC, the depositary for the tender offer,  approximately  746,952.016  shares of  common  stock,  or  approximately
6.4455%  percent of the Fund's  common stock  outstanding,  were  tendered,  and
579,434  have been  accepted  for cash  payment at a price equal to $12.88,  the
Fund's net asset  value  ("NAV")  as of the close of regular  trading on the New
York Stock Exchange on July 3, 2006. Since the tender offer was  oversubscribed, all  tenders of shares are  subject to  proration  (at a ratio of  approximately
0.775731221)  in  accordance  with  terms of the  tender  offer.  Following  the purchase of the tendered  shares,  the Fund will have  approximately  11,009,236 shares of common stock outstanding.

The Fund is a diversified,  closed-end fund. The primary investment objective is to seek high current income; capital appreciation is a secondary objective.  The
Fund seeks to achieve its objectives by investing,  under normal  circumstances, at least 65 percent of its total assets in income-generating  equity securities, including  dividend-paying  common  stocks,  convertible  securities,  preferred stocks and other equity-related securities. Up to 35 percent of the Fund's total assets may be invested in non-convertible  debt securities  consisting primarily of  high-yield,  high-risk  corporate  bonds.  In  addition,  the Fund  utilizes leveraging  techniques  in an  attempt  to obtain a higher  return for the Fund.
There is no assurance that the Fund will achieve its investment objectives.

In 1995, the Fund implemented a managed  distribution  policy. Under the policy, the  Fund is  managed  with a goal of  generating  as  much of the  dividend  as possible from ordinary  income (net  investment  income and  short-term  capital gains). The balance of the dividend then comes from long-term capital gains and, if necessary, a return of capital.

About Delaware Investments:
Delaware   Investments,   an  affiliate  of  Lincoln   Financial   Group,  is  a
Philadelphia-based diversified asset management firm with more than $120 billion in assets  under  management  as of March  31,  2006.  Through a broad  range of managed accounts and portfolios, mutual funds, retirement accounts,  sub-advised
funds,   education  savings  plans  and  other  investment  products,   Delaware
Investments   provides  investment  services  to  individual  investors  and  to institutional  investors such as private and public pension funds,  foundations, and endowment  funds.  Delaware  Investments  is the marketing name for Delaware
Management Holdings, Inc. and its subsidiaries. For more information on Delaware
Investments, visit the company at www.delawareinvestments.com. Lincoln Financial
Group is the marketing name for Lincoln National Corporation (NYSE: LNC) and its affiliates. For more information on Lincoln Financial Group, visit www.lfg.com.

                                    -- ## --

Delaware  Investments  is the marketing name for Delaware  Management  Holdings,
Inc. and its subsidiaries.

www.delawareinvestments.com